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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                           ENVIRODYNE INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    294037205
                                 (CUSIP Number)

                                  Avram Glazer
                      Chief Executive Officer and President
                               ZAPATA CORPORATION
                           1717 St. James Place, Suite
                                 Houston, Texas

                                 (713) 940-6100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



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                                Page 2 of 6

                              INTRODUCTORY NOTE.

     This Amendment No. 11 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata" ), to supplement certain information set forth in the Schedule 13D relating to securities of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 to Schedule 13D filed on June 21, 1996, March 10, 1997, March 31, 1997, April 18, 1997, April
23, 1997, April 29, 1997, May 14, 1997, May 16, 1997 and August 27, 1997.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     On July 9, 1998, the Issuer, Zapata and Messrs. Malcolm Glazer and Avram Glazer (the "Glazers") entered into a letter agreement ("July 9th Agreement") pursuant to which the Issuer's Board of Directors agreed to use all reasonable efforts to cause the Glazers to be elected to the Issuer's Board of Directors at the Issuer's 1998 Annual Meeting which is scheduled for August 27, 1998. In addition, the Issuer agreed in the July 9th Agreement to immediately expand the size of its entire Board of Directors from five to six directors so that the Glazers, upon their election, would constitute two out of the Issuer's six directors. In consideration for the Issuer's undertakings, Zapata and the Glazers agreed in the July 9th Agreement, until the earlier of one year from the date thereof or the date on which Zapata owns more than 50% of the Issuer's outstanding shares of Common Stock, to (a) cause all Issuer shares beneficially owned by them to be voted for the director candidates nominated by the Issuer's Board, (b) refrain from assisting another person in their efforts to be elected to the Issuer's Board and (c) refrain from any action to change the membership of the Issuer's Board.

     On July 9, 1998, the Issuer announced that it had increased the size of its Board of Directors from five directors to six directors.

     A copy of the July 9th Agreement is annexed hereto as Exhibit 1 and is incorporated herein by reference. The above description is qualified in its entirety by reference to such letter agreement.

ITEM 7.  Materials to be Filed as Exhibits


Exhibit Number           Document Description
--------------           --------------------
1                        Letter Agreement dated
                         July 9, 1998 among Envirodyne
                         Industries, Inc., Zapata
                         Corporation, Malcolm Glazer and
                         Avram Glazer


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                                Page 3 of 6


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 21, 1998

                             ZAPATA  CORPORATION

                             By:  /s/ Avram Glazer
                                  -----------------------------
                             Name:   Avram Glazer
                             Title:  Chief Executive Officer and President



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                                Page 4 of 6


                               EXHIBIT INDEX

Exhibit Number           Document Description
--------------           ---------------------
1                        Letter Agreement dated
                         July 9, 1998 among Envirodyne
                         Industries, Inc., Zapata
                         Corporation, Malcolm Glazer and
                         Avram Glazer



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